

May 21, 2024

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
15/F, IFS Building 2, Hongxing Road
Jinjiang District, Chengdu, Sichuan
People's Republic of China, 610000

> **Re: Chagee Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 25, 2024**
> **CIK No. 0002013649**

Dear Junjie Zhang:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 25, 2024

Cover Page

1.   We note your response to prior comment 4. Here and elsewhere as appropriate, please further revise your disclosure regarding cash transfers to quantify the amounts of such transfers as of the date of the prospectus.

Prospectus Summary
Cash Flows through Our Organization, page 6

2.   We note your revisions in response to prior comment 16. Please further supplement your discussion of cash transfer restrictions in this section to address all limitations and

restrictions acknowledged in the related risk factor disclosure. For example, we note your statement that your PRC subsidiaries "...will not be able to [issue dividends] until they generate accumulated profits and meet the requirements for statutory reserve funds," but the related PRC regulations are not expressly discussed in this section. We also note that the Enterprise Income Tax Law is identified as an applicable regulation on page 48 but not acknowledged here.

PRC CSRC Filing and Reporting Requirements, page 10

3. We note your response to prior comment 11 and reissue in part. Please revise to disclose as potential penalties of non-compliance with the Trial Measures warnings from PRC authorities and required revision of filings.

Permissions Required from the PRC Authorities for Our Operations and This Offering, page 11

4. We note your response to prior comment 13. However, the revised disclosure does not appear to discuss each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. For example, we note the disclosure on page 30 of certain fire safety filings that are necessary to operate the Chagee teahouses. Please revise here to disclose each required permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and state affirmatively whether all have been received and any have been denied.

Risk Factors
Risks Relating to Our Business and Industry
We rely on third-party suppliers and service providers to provide..., page 31

5. We note your response to prior comment 32, particularly the statement that the 28 warehouses used by the company are leased by third-party service vendors. Please revise the reference to "our leased warehouses" in this risk factor to reflect as much, and contextualize your discussion of warehouses elsewhere to clarify that the company does not directly own or lease these properties.

Risks Relating to Doing Business in China
The approval, filing or other requirements of the CSRC or other PRC..., page 44

6. Please revise your statement in response to prior comment 23 that you have "fulfilled [y]our main legal obligations under [PRC] cybersecurity, data security, and personal information protection-related regulations." Clarify whether you have received the required permissions and approvals from the CAC and the extent to which you are or are not compliant with CAC regulations and policies. In this regard, we note that your disclosure elsewhere that you have received the requisite approvals may be contradictory to the language in this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2023
Net Revenues, page 82

7.   Refer to your response to prior comment 25 and the related revised disclosure. In your disclosure under "Franchised teahouses," you attribute the increase in net revenues generated from sales of products to the strong demand for store supplies from your franchised stores driven by rapid growth in GMV from your expanding franchised teahouse network. Please expand your discussion to explain why your net revenues from sales of products increased by 980.4% in the nine months ended September 30, 2023 when the GMV only increased by 653.6% during the same period. You also attribute the increases in net revenues generated from selling teahouse equipment and franchising and other services to the increase in number of franchised teahouses. Please explain why your net revenues from selling teahouse equipment and franchising and other services increased by 1,929.3% and 1,049.5% in the nine months ended September 30, 2023, respectively, when your number of franchised teahouses only increased by 257.6% during the same period. In your explanation, please quantify and analyze all material factors including the changes attributable to changes in prices or to changes in the volume or amount of goods or services being sold. Refer to Item 4(a) of Form F-1, Item 5 of Form 20-F, and SEC Interpretive Release No. 33-8350.

Business
The Chagee Teahouse Network
Our Rapidly Growing Teahouse Network, page 110

8.   We note your response to prior comment 30 and reissue in part. Please revise to estimate how long your recent growth rate within the China market will remain sustainable if continued and state the basis for this estimate. In this regard, we note your disclosure that you expect to expand your teahouse network in 2024 at a rate comparable to 2023, but it remains unclear how long you believe this growth rate may continue. Revise your risk factor disclosure, such as where you discuss your historical growth rates on page 23, to the extent appropriate.

Franchise Network Management, page 114

9.   We note your response to prior comment 29, particularly your disclosure that "revenues from [y]our five largest franchise partners in aggregate accounted for approximately 5% of [y]our total revenues." Please revise to clarify whether these franchise partners are "largest" in terms of number of franchised stores or some other metric. Further clarify

whether the revenues that account for 5% of your total revenues refers to franchising and other service fees directly received from these partners, sale of products to the teahouses franchised by these partners, or both.

Management

Compensation of Directors and Executive Officers, page 140

10. Please revise to include the compensation paid to officers and directors as of your most recent fiscal year end.

Related Party Transactions, page 146

11. We note your response to prior comment 34 and reissue in part. For each transaction and arrangement that you disclose in this section, including by cross-reference, please revise to identify all related parties. For example, the "three shareholders, that are also employees, of the Company" involved in the July 2023 share exchange disclosed in this section are not identified, and while you cross-reference a discussion of certain share issuances on page 156, it is unclear whether and how the entities listed (e.g., Partea Ltd., TasTea Ltd., TeaBrew Limited, etc.) are related parties.

Notes to the Consolidated Financial Statements
16. Share Based Compensation Expenses
Options Granted to Employees, page F-36

12. In the first paragraph of page F-37, you disclose the equity settled component of your share-based awards vest based on continued service and a completion of an IPO. Please confirm all the equity settled component of your share-based awards that you issued so far vest based on continued service and a completion of an IPO as there are no vested options. In addition, revise the third to last paragraph on page F-36 to specify that the equity settled component of your share-based awards vest based on continued service and a completion of an IPO.

General

13. Please update the financial statements included in the filing in compliance with Item 4(a) of Form F-1 and Item 8.A.4 of Form 20-F to include the financial statements for the fiscal year ended December 31, 2023. Update the associated financial information in applicable sections of the filing as appropriate.

14. We note your response to prior comment 6, particularly that there is one entity incorporated under the laws of Hong Kong in your corporate structure that does appear to conduct operations. Please revise to disclose this where appropriate in the prospectus, including the cover page, and discuss any applicable laws and regulations in Hong Kong, as well as related risks and consequences. Example of location-specific regulations that should be discussed include China's Enterprise Tax Law. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have

or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Revise the definition of "China" to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Finally, tell us what consideration you gave to including this subsidiary in your organizational chart.

Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He